

April 16, 2019

A. Haag Sherman
Chairman
T Acquisition, Inc.
16200 Dallas Parkway, Suite 190
Dallas, Texas 75248

> **Re: T Acquisition, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 3, 2019**
> **CIK No. 0001766526**

Dear Mr. Sherman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement of Form S-1

Summary
Corporate History, Merger and Structure, page 5

1. Please revise the disclosures to clarify why the Company will issue the Series A as non-redeemable by the Company and will almost immediately redeem/repurchase. In addition, clarify if the Company will pay any premium or dividend on the Series A before repurchase and whether the current intention is to pay dividends on the Series B being sold in the offering.

You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services